Exhibit 99.1

ENTRÉE GOLD ANNOUNCES SECOND QUARTER 2011 RESULTS

Vancouver, B.C., August 5, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended June 30, 2011.  Interim Financial Statements and the accompanying Management’s Discussion and Analysis (“MD&A”) are available on the Company website at www.entreegold.com.

Events for the period ended June 30, 2011 include:

•
Announcement of encouraging assay results from three deep diamond drill holes on the Ann Mason deposit in Nevada, including 584 metres averaging 0.34% copper or 0.38% copper equivalent (“CuEq”) in hole EG-AM-10-002 (see news release dated April 29, 2011).  This extends mineralization 100 metres north of the nearest historic drill hole at Ann Mason;

•	In Mongolia, Entrée-Oyu Tolgoi LLC joint venture property drilling is underway:

o	one drill rig is testing the continuation of mineralization north of the currently defined reserves on Hugo North Extension; and

o	a second drill rig has been mobilized to focus on the Southwest Heruga target;

•	Onset of work program on Entree’s 100% owned Shivee West property in Mongolia;

•	Sale of non-core assets, netting over US$3,000,000;

•	Acquisition of Honey Badger Exploration’s interest in the Blackjack property, further consolidating Entrée’s ground position in the Yerington copper camp, Nevada;

•	Submission of Supreme Decree application for the Lukkacha project in Peru;

•	Continuation of exploration and infill drilling at Ann Mason with 12,940 metres drilled to June 30, 2011 (both diamond drilling and reverse circulation);

•	Drilling at the Blue Hill copper target with 6,824 metres drilled to June 30, 2011;

•	Closure of Beijing office in China as of June 30, 2011; and

•	Net loss of US$3,617,950 for the three months ended June 30, 2011.

The Hugo North Extension and Heruga deposits comprise part of the Oyu Tolgoi copper-gold mining complex in Mongolia.  Rio Tinto is manager of the project.  On August 4, 2011, Rio Tinto announced that first ore production from Oyu Tolgoi is expected by late 2012 with commercial production commencing in 2013.

During the three months ended June 30, 2011, the Company incurred a net loss of US$3,617,950 ($0.03 per share) compared to a net loss of US$3,422,563 ($0.04 per share) in the three months ended June 30, 2010.  The increase in net loss is primarily due to the combination of increased mineral exploration activities as the Company continues to advance its Yerington copper porphyry projects and increased general and administrative costs which were partially offset by the gain on sale of its holdings in Australian listed securities and a future income tax recovery.  As at June 30, 2011, the Company had working capital of US$13,471,418, including cash of US$15,278,670.

Greg Crowe, President and CEO, commenting on the second quarter noted, "We continue to advance our properties in the Yerington district, Nevada, through our ongoing exploration programs.  Drilling at Ann Mason has shown mineralization to extend beyond the limits of the previously outlined resource area, with a strong possibility of further extensions, particularly to the west.  In addition, our Blue Hill program has outlined a zone of copper oxide mineralization extending over an area of 650 by 500 metres to an average depth of 185 metres.  Upgrading the resource at Ann Mason and preparing for a first resource estimate at Blue Hill remain top priorities.

We also await results from the ongoing exploration programs on the joint venture property in Mongolia.  Our field crew is currently analyzing data from recent geological and geophysical surveys on our wholly owned Shivee West property.”

SELECTED FINANCIAL INFORMATION

	As At June 30, 2011 (US$)	As At December 31, 2010 (US$)
Working capital (1)	13,471,418	21,268,201
Total assets	74,086,807	81,359,098
Total long term liabilities	14,859,171	16,158,190
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Interim Financial Statements and MD&A are also available on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.  Entrée has either a 20% or 30% interest (depending on the depth of mineralization) on all minerals extracted from the joint venture property.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource of 810.4 million tonnes grading 0.40% copper at a 0.30% copper cut-off (7 billion pounds of contained copper) and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Bruce Colwill Chief Financial Officer Entrée Gold Inc. Tel: 604-687-4777 Fax: 604-687-4770 Toll Free: 866-368-7330 E-mail: bcolwill@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to its future exploration and development plans, the potential value of its assets, and the potential for extending known mineralized zones and the discovery of additional mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.